Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Reporting Issuer

Almaden Minerals Ltd. (the “Issuer”)

Suite 210 – 1333 Johnston St.

Vancouver, B.C. V6H 3R9

Item 2.	Date of Material Change

March 27, 2020

Item 3.	Press Release

The News Release dated March 27, 2020 was disseminated via Marketwired.

Item 4.	Summary of Material Change

The Issuer closed a non-brokered private placement involving the issuance of 5,509,658 units (“Units”) at $0.37 per Unit. Each Unit consists of one common share of the Company and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant allows the holder to purchase one common share of the Company at a price of $0.50 per share until March 27, 2023.

Four Directors and/or Officers of the Issuer or their associated entities participated in the financing. James Duane Poliquin acquired 540,500 Units (10%) of the Offering, Gerald Carlson acquired 27,703 Units (0.5%) of the Offering, Korm Trieu acquired 28,000 Units (0.5%) of the Offering, and an associated entity of Elaine Ellingham acquired 44,400 Units (0.8%) of the Offering, None of these purchases resulted in a material change in the holdings of the Issuer of these Directors and/or Officers or their associated entities.

The participation in the Offering by the above Directors and/or Officers of the Issuer or their associated entities is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, the above Directors and/or Officers of the Issuer or their associated entities exceeds 25% of the Company’s market capitalization.

Item 5.	Full Description of Material Change

See attached Schedule “A” News Release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

2

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The executive officer of the Issuer who is knowledgeable about the material change and this Material Change Report is Douglas McDonald, Vice President, whose business telephone number is (604) 689-7644.

Item 9.	Date of report

March 31, 2020

ALMADEN MINERALS LTD.

Per:	“Douglas McDonald”
Douglas J. McDonald
Vice President

Schedule “A”

NEWS RELEASE

March 27, 2020

Trading Symbols:

TSX: AMM; NYSE American: AAU

www.almadenminerals.com

ALMADEN CLOSES NON-BROKERED PRIVATE PLACEMENT AND FILES FORM 20-f DOCUMENTATION

Vancouver, B.C. Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE American) is pleased to announce that it has closed its previously announced non-brokered private placement with the issuance of 5,509,658 units (“Units”) at $0.37 per Unit (the “Offering”).

Each Unit consisted of one common share of the Company (a “Common Share”) and one non-transferable Common Share purchase warrant (“Warrant”). Each Warrant allows the holder to purchase one Common Share at a price of $0.50 until March 27, 2023.

The Offering was made by way of a private placement to qualified investors in Canada, United States of America and certain other jurisdictions where the Offering could lawfully be made. All securities issued and issuable under the Offering are subject to a four month hold period expiring July 28, 2020 in accordance with applicable securities laws in Canada, and additional restrictions under the laws of the United States and other jurisdictions in which the Offering was made.

Four Directors and/or Officers of the Company, or their associated entities, acquired a total of 640,603 Units under the Offering. Such participation in the Offering is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, the Insiders exceeds 25% of the Company’s market capitalization.

Almaden intends to use the net proceeds of the Offering to pursue permitting of the Ixtaca project, and for general corporate purposes.

Almaden also announces that its Form 20-F for the fiscal year ended December 31, 2019 has been filed with the U.S. Securities and Exchange Commission. The Form 20-F and the Company's audited consolidated financial statements for the years ended December 31, 2019 and 2018 are available on the Company's website at http://www.almadenminerals.com.

Shareholders of the Company may also request a hard copy of the Company's audited financial statements and Form 20-F free of charge by contacting 604-689-7644 or by e-mail to info@almadenminerals.com.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Almaden discovered the Ixtaca gold-silver deposit in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Forward-Looking Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the intended use of net proceeds of the Offering.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the Company’s forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com

http://www.almadenminerals.com/